February 6, 2013

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC  20549
Attention:  Mr. Jeff Long

Re:	Wilshire Mutual Funds, Inc. (File No. 811-07076)

Dear Mr. Long:

This letter responds to comments given by you to Jennifer Goodman of Vedder Price P.C. with respect to Wilshire Mutual Funds, Inc. (the “Registrant”) in a telephone conversation on January 7, 2013.  The comments provided relate to the December 31, 2011 annual report filed on Form N-CSR (the “Report”) for the Registrant.  Additionally, there are comments related to the Registrant’s EDGAR filing history, Fidelity bond filing, prospectus and website.

In connection with the responses below, we acknowledge on behalf of the Registrant that the Registrant, through its officers and directors, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the Securities and Exchange Commission (the “Commission”) staff do not foreclose the Commission from taking any action with respect to the Report; and that the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Registrant’s responses.

SEC Comment 1
EDGAR shows the Wilshire/MAXAM Diversity Fund as still active and needs to be deactivated.

Registrant Response to Comment 1
As of January 15, 2013, the Wilshire/MAXAM Diversity Fund has been deactivated from the EDGAR database.

SEC Comment 2
With respect to footnote 5 to the “Disclosure of Fund Expenses” table on page 30 of the Annual Report for the Small Company Value Portfolio, please provide more detail on what this is and why it was not paid.

Registrant Response to Comment 2
The Registrant reimbursed shareholder servicing fees accrued at the appropriate contractual rate, but that were not disbursed due to a lack of eligible service provider payees.

SEC Comment 3
For the Large Company Growth and Large Company Value Portfolios, please confirm that the Return of Capital is in compliance with Section 19(a) of the Investment Company Act of 1940.

Registrant Response to Comment 3
The Registrant notes that RICs are required to distribute at least 98% of their ordinary income and capital gains each year in order to avoid 4% excise tax. Based on the best available information, the above named Funds had estimated excise distribution requirements as of December 2010 and made the necessary distribution to avoid excise tax.  Since the distribution must be made before December 31, 2010, there can be some differences between estimated versus actual income.  Ultimately, the Registrant had sufficient tax earnings and profits to characterize the distribution as a dividend.  The distribution amount would have been better identified as “distribution in excess” instead of return of capital.

SEC Comment 4
In the Financial Highlights table for the Wilshire Large Cap Core Plus Fund (formerly, the “Wilshire Large Cap 130/30 Fund”) on page 70, all of the net operating expense ratios besides the operating expense ratio including dividends and rebates on securities sold short and interest expense, before expense reimbursement/waiver should only be included in a footnote to the table, not the actual table.

Registrant Response to Comment 4
Beginning with the December 31, 2012 annual report, the Registrant will disclose the ratios as recommended.

SEC Comment 5
In the Notes to the Financial Statements, Note 3, please confirm that the recoupment for the Large Cap Core Plus Fund is consistent with the 2009 Audit Risk Alert.

Registrant Response to Comment 5
The Registrant confirms that the recoupment for the Wilshire Large Cap Core Plus Fund is consistent with the 2009 Audit Risk Alert.

SEC Comment 6
In the Notes to the Financial Statements, Note 10, please confirm that Registrant is in compliance with Section 33 of the Investment Company Act of 1940 and has filed the pleadings with the Commission.

Registrant Response to Comment 6
The Registrant notes that Section 33 does not apply since the Tribune matters are not actions by a registered fund or a security holder thereof; they are actions by creditors or security holders of the Tribune.

SEC Comment 7
With respect to Item 6 of Form N-CSR, for the schedule of investments, please confirm that there is an auditor opinion for the full schedule of investments.

Registrant Response to Comment 7
The Registrant notes that the N-CSR filing inadvertently did not include the second audit opinion for the full schedules of investments that are disclosed in Item 6. The Registrant will amend and refile the December 31, 2011 N-CSR filing in February 2013 and will ensure that future filings include the auditor’s opinion for the full schedules of investments.

SEC Comment 8
Per the requirements of 17g-1, going forward please list the amount of coverage for each Fund even though it is a joint bond.

Registrant Response to Comment 8
The Registrant notes that Rule 17g-1 requires listing the named insureds under the Joint Fidelity Bond, not each series of the named insureds.   The Registrant included the amount of coverage for all named insureds in the filing.

SEC Comment 9
In connection with the fee table for the Wilshire Large Cap Core Plus Fund in the prospectus, Form N-1A only allows up to three sub-captions under “Other Expenses.”  Going forward, please consider combining “Dividend Expenses on Securities Sold Short” and “Rebates on Securities Sold Short.”

Registrant Response to Comment 9
The Registrant will incorporate this comment going forward to the extent it is applicable.

SEC Comment 10
Please confirm that the links to the statutory prospectuses and SAIs in the summary prospectuses on the Registrant’s website are working.

Registrant Response to Comment 10
The Registrant confirms that the links to the statutory prospectuses and SAIs in the summary prospectuses are currently not working and is taking immediate corrective action to address.

Please contact Michael Wauters at (310) 260-6633 if you have any questions or comments.

Very truly yours,

/s/ Michael Wauters

Michael Wauters, Treasurer, Wilshire Mutual Funds, Inc.

cc:	Eric Kleinschmidt, SEI Global Funds Services Jennifer Goodman, Vedder Price P.C. Renee M. Hardt, Vedder Price P.C.